SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2002

TDL INFOMEDIA HOLDINGS PLC
(Translation of Registrant's Name into English)

THOMSON HOUSE, 296 FARNBOROUGH ROAD, FARNBOROUGH, HANTS, ENGLAND, GU14 7NU
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ________

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ________ No ___X___

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):: 82- ___N/A___

EXHIBIT INDEX

	Pages
First quarter results announcement dated 14 May 2002	3 – 11

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TDL Infomedia Holdings plc
Registrant

Date: 14 May 2002

By [signature]
Name: K J Watson
Title: Finance Director

TDL INFOMEDIA GROUP PLC

TDL INFOMEDIA HOLDINGS PLC

TDL Infomedia announce 1st quarter 2002 EBITDA of £1.1 million, up from £0.5 million in Q1 2001

TDL Infomedia Holdings plc and its wholly owned subsidiary, TDL Infomedia Group plc, announced first quarter results for the period ended 31 March 2002.

TDL Infomedia reported first quarter turnover of £12.4 million versus £12.2 million in the comparable period in 2001, an increase of 1.5%. During the first quarter of 2002 TDL Infomedia published 26 directories, generating gross revenues of £10.4 million, compared to 27 directories published during the prior first quarter and gross revenues of £10.6 million. Like for like revenues from the 26 directories published in both periods increased 2.0% from £10.2 million in Q1 2001 to £10.4 million in Q1 2002.

Published Internet advertising sold during the period increased by 11.0% from £1.05 million in Q1 2001 to £1.2 million in Q1 2002. Internet advertising revenues recognised in the accounts during Q1 2002 amounted to £1.1 million, up from £0.6 million during the same period in 2001.

Business Information revenues for the quarter decreased by 11.0% to £1.4 million, compared to £1.6 million during the same period in 2001.

Despite the increase in turnover, cost of sales for the quarter were stable at £5.1 million in Q1 2001 and 2002. Consequently, gross margins increased from 58.2% in Q1 2001 to 59.1% in Q1 2002.

Operating costs (excluding depreciation and amortisation) decreased by 5.4% from £6.6 million in Q1 2001 to £6.2 million in Q1 2002 as a result of lower advertising spend, reduced credits and write-offs and further accommodation savings.

The increase in turnover, coupled with the operating cost savings, contributed to a 108.3% increase in first quarter EBITDA from £0.5 million in 2001 to £1.1 million in 2002.

Operating cash inflows for the period totalled £5.2 million, compared to an operating cash outflow of £3.8 million during Q1 2001 following the acquisition of Thomson House for £10.0 million in January 2001.

The table presented below represents the consolidated operating results of both TDL Infomedia Group plc and TDL Infomedia Holdings plc for the three months to 31 March 2001 and 2002:

	Three months ended 31 March	
	2002	2001
Condensed Operating Statement	£'000	£'000
Turnover	12,422	12,237
Cost of sales	(5,086)	(5,116)
Gross profit	7,336	7,121
Operating costs	(6,232)	(6,592)
Depreciation	(577)	(537)
Amortisation	(3,531)	(3,532)
Operating loss	(3,004)	(3,540)
Share of operating loss from joint venture	-	(804)
Loss on ordinary activities before interest and tax	(3,004)	(4,344)
Condensed Operating Cashflow		
EBITDA	1,104	529
Working capital - increase	4,695	3,701
Capital Expenditure	(178)	(10,265)
Belgium working capital loans	-	(1,776)
Proceeds on sale of interest in Belgian joint venture	-	4,037
Tax paid	(380)	-
Cashflow before financing	5,241	(3,774)
Other data		
Processed sales	24,091	25,508
Published Internet advertising sales	1,166	1,050
Directories published (no.)	26	27

EBITDA consists of operating profit before depreciation or amortisation. EBITDA is a widely accepted financial indicator of a company's ability to incur and service debt. EBITDA should not be considered by investors as an alternative to operating profit or profit on ordinary activities before taxation, as an indicator of our operating performance or as an alternative to cash flow from operating activities.

Changes to the Board of Directors

Ms Linda Pancratz was appointed Chief Executive Officer of Thomson Directories Limited on 1 February 2002, following the retirement of Gary List.

Messers Sala, Nigri and Guiri were appointed directors of both TDL Infomedia Holdings plc and TDL Infomedia Group plc on 9 April 2002.

Summary results for TDL Infomedia Group plc and TDL Infomedia Holdings plc for the three months to 31 March 2002 are presented at Appendix A.

This news release contains forward-looking statements about the company's future business prospects. These statements are subject to risks and uncertainties that could cause actual results to differ materially from those set forth or implied by such forward looking statements. Factors that may cause future results to differ materially from the company's current expectations include, among others: general economic conditions, the company's high level of indebtedness, the current regulatory environment and sales representative retention rates.

Thomson Directories Limited Press Office:

Adrian Linden +44(0)121 454 8181
Wyatt International

For further information contact:

Kevin Watson +44 (0)1252 390504
Finance Director
kevin.watson@thomweb.co.uk

Penny Holt +44 (0)1252 390588
Corporate Development Manager
penny.holt@thomweb.co.uk

TDL INFOMEDIA GROUP PLC

CONSOLIDATED PROFIT AND LOSS ACCOUNT

Three months to 31 March 2002

	Three months to 31 March 2002 £'000	Three months to 31 March 2001 £'000
Turnover (including share of joint ventures)	12,422	12,561
Less: share of turnover of joint venture	-	(324)
Turnover	12,422	12,237
Cost of sales	(5,086)	(5,116)
Gross profit	7,336	7,121
Net operating expenses	(10,340)	(10,661)
Group operating loss	(3,004)	(3,540)
Share of operating loss from joint venture	-	(804)
Total operating loss: group and share of joint ventures	(3,004)	(4,344)
Interest receivable and similar income		
- group	-	269
- joint venture	-	4
	-	273
Interest payable and similar charges		
- group (note 1)	(2,590)	(3,253)
- joint venture	-	(168)
	(2,590)	(3,421)
Loss on ordinary activities before taxation	(5,594)	(7,492)
Taxation on profit on ordinary activities	(253)	868
Loss on ordinary activities after taxation	(5,847)	(6,624)
Dividends and appropriations	-	-
Retained loss for the period	(5,847)	(6,624)

Note 1. Includes amortisation of debt issue costs.

TDL INFOMEDIA GROUP PLC

CONSOLIDATED BALANCE SHEET

As at 31 March 2002

	As at 31 March 2002 £'000	As at 31 March 2001 £'000
Fixed assets		
Intangible assets	174,225	188,350
Tangible assets	12,702	13,603
	186,927	201,953
Current assets		
Raw material paper stocks	1,014	388
Work in progress	10,859	9,868
Debtors, amounts falling due:		
within one year	17,563	17,640
after one year	-	1,074
Investment	-	6
Cash at bank and in hand	864	2,709
	30,300	31,685
Creditors: *amounts falling due within one year*		
Loan from parent undertaking	(37,379)	-
Bank borrowings	-	(53,000)
Other creditors	(34,312)	(32,259)
	(71,691)	(85,259)
Net current liabilities	(41,391)	(53,574)
Total assets less current liabilities	145,536	148,379
Creditors: amounts falling due after one year		
Senior Subordinated Notes	(67,750)	(67,750)
Deferred debt issue costs	2,657	3,211
Intercompany loans	(663)	754
	(65,756)	(63,785)
Provisions for liabilities and charges	(150)	-
Net assets	79,630	84,594
Capital and reserves		
Called up share capital	624	624
Share premium account	61,833	61,833
Other reserves	40,000	40,000
Profit and loss account	(22,827)	(17,863)
Total equity shareholders' funds	79,630	84,594

TDL INFOMEDIA GROUP PLC

CONSOLIDATED CASH FLOW STATEMENT

Three months to 31 March 2002

	Three months to 31 March 2002 £'000	Three months to 31 March 2001 £'000
Net cash inflow from operating activities	5,799	4,230
Returns on investments and servicing of finance		
Interest received	2	269
Interest paid	(481)	(987)
Net cash outflow from returns on investments and servicing of finance	(479)	(718)
Taxation	(380)	-
Capital expenditure and financial investments		
Payments to acquire tangible fixed assets	(178)	(10,265)
Loans to joint venture	-	(1,776)
Proceeds on sale of joint venture interest	-	4,037
Net cash outflow from capital expenditure and financial investments	(178)	(8,004)
Net cash inflow/(outflow) before financing and management of liquid resources	4,762	(4,492)
Financing		
Bank borrowings repaid	-	(1,000)
Loan from parent undertaking repaid	(5,000)	-
Costs associated with the raising of debt	(335)	(32)
Intercompany borrowings	(240)	-
Net cash outflow from financing	(5,575)	(1,032)
Management of liquid resources		
Decrease in term deposits	-	-
Net cash inflow from management of liquid resources	-	-
Decrease in cash	(813)	(5,524)

RECONCILIATION OF OPERATING PROFIT TO OPERATING CASH FLOWS

	2002	2001
Operating loss	(3,004)	(4,344)
Depreciation and amortisation	4,108	4,069
Share of joint venture losses	-	804
Increase in stock and work in progress	(4,008)	(3,870)
Decrease in debtors	4,759	3,756
Increase in creditors	3,944	3,815
Net cash inflow from continuing operating activities	5,799	4,230

TDL INFOMEDIA HOLDINGS PLC

CONSOLIDATED PROFIT AND LOSS ACCOUNT

Three months to 31 March 2002

	Three months to 31 March 2002 £'000	Three months to 31 March 2001 £'000
Turnover (including share of joint ventures)	12,422	12,561
Less: share of turnover of joint venture	-	(324)
Turnover	12,422	12,237
Cost of sales	(5,086)	(5,116)
Gross profit	7,336	7,121
Net operating expenses	(10,340)	(10,661)
Group operating loss	(3,004)	(3,540)
Share of operating loss from joint venture	-	(804)
Total operating loss: group and share of joint ventures	(3,004)	(4,344)
Interest receivable and similar income		
- group	-	269
- *joint venture*	-	4
	-	273
Interest payable and similar charges		
- group (note 1)	(4,877)	(6,313)
- *joint venture*	-	(168)
	(4,877)	(6,481)
Loss on ordinary activities before taxation	(7,881)	(10,552)
Taxation on profit on ordinary activities	(253)	1,243
Loss on ordinary activities after taxation	(8,134)	(9,309)
Dividends and appropriations	-	-
Retained loss for the period	(8,134)	(9,309)

Note 1. Includes amortisation of debt issue costs.

TDL INFOMEDIA HOLDINGS PLC

CONSOLIDATED BALANCE SHEET

As at 31 March 2002

	As at 31 March 2002 £'000	As at 31 March 2001 £'000
Fixed assets		
Intangible assets	174,225	188,350
Tangible assets	12,702	13,603
	186,927	201,953
Current assets		
Raw material paper stocks	1,014	388
Work in progress	10,859	9,868
Debtors, amounts falling due:		
within one year	17,563	17,640
after one year	-	1,074
Investment	-	6
Cash at bank and in hand	864	2,709
	30,300	31,685
Creditors: amounts falling due within one year		
Loan from parent undertaking	(37,379)	-
Bank borrowings	-	(53,000)
Other creditors	(31,205)	(32,259)
	(68,584)	(85,259)
Net current liabilities	(38,284)	(53,574)
Total assets less current liabilities	148,643	148,379
Creditors: amounts falling due after one year		
Senior Subordinated Notes	(67,750)	(67,750)
Senior Discount Notes	(41,523)	(36,073)
Deferred debt issue costs	3,547	4,317
Intercompany loans	(663)	304
	(106,389)	(99,202)
Provisions for liabilities and charges	(150)	-
Net assets	42,104	51,179
Capital and reserves		
Called up share capital	397	397
Share premium account	39,315	39,315
Other reserves	40,000	40,000
Profit and loss account	(37,608)	(28,533)
Total equity shareholders' funds	42,104	51,179

TDL INFOMEDIA HOLDINGS PLC

CONSOLIDATED CASH FLOW STATEMENT

Three months to 31 March 2002

	Three months to 31 March 2002 £'000	Three months to 31 March 2001 £'000
Net cash inflow from operating activities	5,799	4,230
Returns on investments and servicing of finance		
Interest received	2	269
Interest paid	(481)	(987)
Net cash outflow from returns on investments and servicing of finance	(479)	(718)
Taxation	(380)	-
Capital expenditure and financial investments		
Payments to acquire tangible fixed assets	(178)	(10,265)
Loans to joint venture	-	(1,776)
Proceeds on sale of joint venture interest	-	4,037
Net cash outflow from capital expenditure and financial investments	(178)	(8,004)
Net cash inflow/(outflow) before financing and management of liquid resources	4,762	(4,492)
Financing		
Bank borrowings repaid	-	(1,000)
Loan from parent undertaking repaid	(5,000)	-
Costs associated with the raising of debt	(335)	(32)
Intercompany borrowings	(240)	-
Net cash outflow from financing	(5,575)	(1,032)
Management of liquid resources		
Decrease in term deposits	-	-
Net cash inflow from management of liquid resources	-	-
Decrease in cash	(813)	(5,524)

RECONCILIATION OF OPERATING PROFIT TO OPERATING CASH FLOWS		
Operating loss	(3,004)	(4,344)
Depreciation and amortisation	4,108	4,069
Share of joint venture losses	-	804
Increase in work in progress	(4,008)	(3,870)
Decrease in debtors	4,759	3,756
Increase in creditors	3,944	3,815
Net cash inflow from continuing operating activities	5,799	4,230